September 30, 2021

Via EDGAR

United States Securities and Exchange Commission,

Division of Corporation Finance,

Office of Manufacturing,

100 F Street N.E.,

Washington, D.C. 20549.

Attention:	Mr. Perry Hindin Mr. Jay Ingram

Re:	Ermenegildo Zegna Holditalia S.p.A. Registration Statement on Form F-4 Filed August 27, 2021 File No. 333-259139

Dear Mr. Hindin and Mr. Ingram:

On behalf of our client, Ermenegildo Zegna Holditalia S.p.A. (the “Company”), we are writing to respond to the letter, dated September 23, 2021 (the “Comment Letter”), from the Staff of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form F-4 (the “Registration Statement”) filed on August 27, 2021. Concurrently with the submission of this letter, the Company has filed Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). The Company has supplementally provided a marked copy of the Amended Registration Statement against the August 27, 2021 filing to facilitate the Staff’s review.

The Company appreciates the Staff’s review of the Registration Statement and looks forward to working with the Staff to resolve the Staff’s remaining comments. For the Staff’s convenience, the Company has reproduced the Staff’s comments made in the Comment Letter below in bold and provided its responses below each comment. Capitalized terms that are in this letter but not defined herein have the meanings assigned to them in the Amended Registration Statement.

U.S. Securities and Exchange Commission

September 30, 2021

In addition to the responses to the Staff’s comments, the Amended Registration Statement also includes updates to the information in the prospectus previously filed. In response to certain comments, the Company has agreed to change or supplement the disclosures in the Registration Statement. It is doing so in order to address the Staff’s views in a constructive manner and not because the Company believes its previous submissions or other public disclosures were deficient or inaccurate in any respect. Accordingly, any changes reflected in the Amended Registration Statement, or any changes implemented in future filings, should not be taken as an admission that prior disclosures were in any way deficient or inaccurate.

The Company has also indicated in certain of its responses that it believes no change to the disclosure in the Registration Statement is appropriate, and this response letter explains the Company’s reasons for this view. The Company understands that the Staff’s comments, even where the Staff requests or suggests a disclosure change, are based on the Staff’s understanding of information available to it, which may be less complete than the information available to the Company. Accordingly, the Company understands that those Staff comments may be withdrawn or modified based on the additional explanation or information provided by the Company.

As a result of changes to the Registration Statement, some page references in the Amended Registration Statement have changed from those in the Registration Statement as originally submitted. The page references in the Comment Letter refer to page numbers in the Registration Statement as initially submitted, while the page numbers in the Company’s responses refer to page numbers in the Amended Registration Statement.

LETTER TO SHAREHOLDERS OF INVESTINDUSTRIAL ACQUISITION CORP., page i

1.

The first page of the letter to shareholders of IIAC notes that IIAC shareholders will be asked to consider and vote upon, among other proposals, a proposal to authorize and approve the Merger and the Plan of Merger in the form tabled at the General Meeting, “which will be substantially in the form attached to the accompanying proxy statement/prospectus as Annex B.” Please advise why the reference to “substantially in the form” and what material differences may exist, if any.

U.S. Securities and Exchange Commission

September 30, 2021

Response:

In response to the Staff’s comment, the Company has revised the disclosure on the first page of the letter to shareholders of IIAC and page 6.

2.

The fourth page of the letter to shareholders contains the statement that “[t]he Business Combination Agreement provides that Zegna’s obligation to consummate the Business Combination is conditioned on the amount of cash in the Trust Account (net of the Cash Redemption Amount) together with the proceeds from the Forward Purchase Agreement and the PIPE Financing being equal to or greater than the sum of (i) €184,500,000 plus (ii) $400,000,000.” Please supplement the disclosure to provide the total amount in both US dollars and Euros, assuming a stated conversion rate as of a recent practicable date.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on the third page of the letter to shareholders of IIAC.

3.

Refer to the last paragraph of the fourth page of the letter to shareholders which indicates that the IIAC Sponsor and its Affiliates will hold approximately 11.0% of the total number of Ordinary Shares outstanding after the Business Combination based on certain assumptions described earlier in the paragraph. Please supplement this disclosure to illustrate what such parties will hold under a range of different assumptions.

Response:

In response to the Staff’s comment, the Company has supplemented the disclosure on the fifth page of the letter to shareholders of IIAC.

Q: Why am I receiving this proxy statement/prospectus?, page 14

4.	Revise the third bullet point to include the US dollar amount of the aggregate purchase price that is currently referenced in Euros.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on the second page of the letter to shareholders of IIAC and in other places throughout the Amended Registration Statement.

U.S. Securities and Exchange Commission

September 30, 2021

Q: Why is IIAC proposing a Business Combination?, page 17

5.	Please supplement the disclosure to explain the meaning of the phrase “which could leverage off a public currency to drive accretive acquisitions...”

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 17 of the Amended Registration Statement.

Summary, page 31

6.

We note you present adjusted EBIT, a non-IFRS financial measures here and throughout the filing. Please provide cross-references to the related reconciliations of these measures to the most directly comparable IFRS measure, net income (loss).

Response:

In response to the Staff’s comment, the Company has supplemented the disclosure on pages 37, 214 and 240 of the Amended Registration Statement.

Summary Historical Financial Data of IIAC, page 48

7.

We note the summary table presents a net loss and a net loss per share of Class B ordinary shares for the six months ended June 30, 2021; however, the statement of operations on page F-3 presents net income and net income per share of Class B ordinary shares for the same period. Please correct the discrepancies in the financial information presented.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 57 of the Amended Registration Statement.

Summary Unaudited Pro Forma Condensed Combined Financial Information, page 50

8.	Please present summary pro forma financial information as referenced in this section.

Response:

In response to the Staff’s comment, the Company has supplemented the disclosure on page 58 of the Amended Registration Statement.

U.S. Securities and Exchange Commission

September 30, 2021

Background of the Business Combination, page 100

9.

Disclosure on page 105 indicates that Mediobanca served as a financial advisor to the IIAC Board and provided a fairness opinion. Disclosure on page 104 indicates that IIAC also hired Goldman Sachs Bank Europe, SE—Succursale Italiana as a fairness advisor. Page 105 provides similar disclosure regarding J.P. Morgan. Please expand to explain what role these additional advisors served and how such roles were different from that of Mediobanca. Please advise what consideration was given to disclosing the compensation these two additional advisors received for their advisory services.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 116 to 118 of the Amended Registration Statement.

10.

Disclosure in the fourth to last paragraph on page 104 appears to indicate that IIAC engaged Goldman Sachs and J.P. Morgan, among other parties, as placement agents for the PIPE Financing. With a view towards risk factor disclosure, please advise what conflicts of interest may exist or arise as a result of Goldman Sachs’ and J.P. Morgan’s roles as both placement agents on the PIPE Financing and advisors on the proposed Business Combination with Zegna. Specifically, please address via disclosure how IIAC’s board was able to conclude that these parties are able to provide objective advice regarding the merits of the Business Combination if the fees they, or in the case of Goldman Sachs’, its affiliate, will receive from the Private Placement are dependent on consummation of the Business Combination.

Response:

In response to the Staff’s comment, the Company has supplemented the disclosure on pages 83 to 84 and 116 to 118 of the Amended Registration Statement.

U.S. Securities and Exchange Commission

September 30, 2021

Certain Unaudited Zegna Prospective Financial Information, page 116

11.

Refer to the last paragraph on page 116 and the carry over paragraph on the top of page 117. Please revise the assumptions described in this paragraph to provide greater detail and quantify where possible. Sufficient quantifiable information should be disclosed to enable investors to properly evaluate and assess the merits and quality of the Projections and consequently the merits and quality of the various financial analyses conducted by Mediobanca which necessarily rely on such projections, e.g. the discounted cash flow analysis. We may have further comments based on the adequacy of the revised disclosure.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 130 to 132 of the Amended Registration Statement.

U.S. Securities and Exchange Commission

September 30, 2021

Opinion of IIAC’s Financial Advisor, page 119

12.

Refer to the disclosure in the second to last paragraph on page 122 indicating that Mediobanca’s opinion “was addressed exclusively to the IIAC Board and therefore does not confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Mediobanca’s express consent.” Please also refer to similar language contained in Mediobanca’s opinion contained in Annex G. Please disclose in the proxy statement, if true, that Mediobanca has consented to use of its materials in the filing.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 140 of the Amended Registration Statement.

Other Matters, page 126

13.

Disclosure in the first paragraph of this section indicates that “pursuant to its engagement by IIAC, Mediobanca is entitled to a fee in line with market practice for this kind of service. Half of the fee shall be paid upon the earlier of the completion of the Transactions or December 31, 2021, and the remaining portion shall be paid at the completion of the Transactions.” Please revise to quantify this fee. Refer to Item 4(b) of Form F-4 and Item 1015(b)(4) of Regulation M-A. While we note the disclosure in the last sentence on page 127, the referenced Euro 1.6 million appears to include such fee but does not specifically disclose such fee. In responding to this question, please also advise if the reference to “market practice” in the first sentence of this comment is referring to market practice for financial advisors from Italy or market practice for financial advisors working on transactions of similar dollar size.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 144 of the Amended Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information Description of the Business Combination, page 177

14.

We note Zegna’s historical financial statements do not reflect certain transactions that will occur in conjunction with the proposed merger with IIAC. In order for the public shareholders of IIAC to better understand and evaluate the acquisition that they are voting on, it appears to us you should revise the pro forma balance sheet and the pro forma statement of operations to more clearly present the financial position and results of operations of Zegna that the public shareholders of IIAC will

U.S. Securities and Exchange Commission

September 30, 2021

own. In this regard, it appears to us you should revise the pro forma financial statements to present historical amounts for Zegna, a column that reflects the transactions not yet reflected in Zegna’s historical financial statements, including the Dispositions (notes 3(A) and 3(AA)) and the capital distribution (note 3(K)), and a subtotal column for Zegna to reflect those transactions before presenting the historical amounts for IIAC and the related pro forma adjustments and totals.

Response:

In response to the Staff’s comment, the Company has revised the pro forma financial information on pages 200 to 204 of the Amended Registration Statement. Because the Share Repurchase (previously note 3(K)) is a minority share repurchase associated with the transaction, such adjustment remains in the transaction adjustments column. The Share Repurchase occurs as a step in the transaction and is paid out of cash proceeds from other elements in the transaction, including the Forward Purchase Agreement and the PIPE Financing.

The Company respectfully notes that the Disposition has been reflected as a separate footnote, note 2 on pages 206 to 207, rather than as a transaction adjustment. Therefore, the footnotes and transaction adjustments have been re-numbered and re-lettered accordingly.

15.

Based on the material impact the capital distribution will have on the liquidity of the postmerger entity, please more fully address the following here and in the forepart of the registration statement:

•	Explain the reason why Zegna will acquire shares from Monterubello, including how the amount of the cash consideration was determined;

•	Disclose Monterubello’s ownership interests before and after the capital distribution;

and

•

Address the potential risks and consequences of using a majority of the proceeds from the IIAC public shareholders, the proceeds from the IIAC Sponsor, and the proceeds from the PIPE investors to essentially fund a dividend to the controlling shareholder of Zegna rather than fund the post-merger entity.

Response:

In response to the first two bullet points in the Staff’s comment, the Company has revised the disclosure on pages 20 and 196 to 197 of the Amended Registration Statement.

U.S. Securities and Exchange Commission

September 30, 2021

The Company has carefully considered the potential risks and consequences of using a majority of the proceeds from the Business Combination in order to implement the Share Repurchase. With respect to the third bullet point in the Staff’s comment, the Company respectfully notes that, unlike the target companies in other similarly structured business combinations with special purpose acquisition companies, the Company does not expect to require additional funding in order to operate its business and execute on the targets set forth in its business plan. As disclosed under “Certain Unaudited Zegna Prospective Financial Information” on page 132 of the Amended Registration Statement, the disclosed financial projections do not give effect to the Business Combination. Therefore, the Company respectfully submits that it does not believe there are any material risks and consequences arising from the Share Repurchase that would require disclosure in the Registration Statement.

Basis of Presentation, page 179

16.

Please revise the table that summarizes the number of Ordinary Shares outstanding under the two redemption scenarios, presented on page 181 and throughout the filing, to clarify the following, if accurate:

•

Revise note (1) to clarify the number of shares related to the Zegna Shareholders is subsequent to the capital distribution in which Zegna will acquire 54,600,000 ordinary shares from Monterubello for cash; and

•	Revise note (2) to clarify the number of shares related to the IIAC Sponsor excludes 5,031,250 ordinary shares that will be held in escrow and are subject to release if certain targets are attained.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 199 and 213 of the Amended Registration Statement.

Notes to Unaudited Pro Forma Condensed Combined Financial Information 1. Basis of Presentation, page 186

17.

We note your disclosure that you have not reflected the income tax effects of the pro forma adjustments based on the statutory rate in effect for the historical periods presented. Please revise your disclosure to more fully address your determination that this information is not meaningful in relation to the significant losses incurred during historical periods presented. In this regard, we note that although Zegna incurred a loss during the most recent year presented, they also recorded material income tax expenses.

U.S. Securities and Exchange Commission

September 30, 2021

Response:

The Company respectfully advises that although Zegna incurred material income tax expenses on a consolidated basis during the 2020 financial year, such income tax expenses arose outside of Italy in profit-making subsidiaries of Zegna that generated taxable income. However, the Company incurred losses and generated taxable losses during the historical period in Italy. Given the nature of the transaction accounting adjustments, it is expected that the pro forma transaction accounting items would primarily arise in Italy or the U.K. and would result in an increase in taxable loss (or otherwise be tax neutral, i.e., generate neither a tax gain/income nor a tax loss). Given the losses incurred in Italy, the Company does not believe it is appropriate to recognize a resulting income tax benefit in relation to the additional taxable losses arising from the pro forma adjustments.

3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information Adjustment (A), page 189

18.	Please revise your footnote to:

•	Clarify the manner in which E.Z Real Estate S.r.l. and the equity interest in Elah Dufour S.p.A. are being disposed of; and

•

Specifically identify and quantify the adjustments that reflect the future contractual arrangements between Zegna and E.Z. Real Estate S.r.l., including, but not limited to, how your pro forma adjustments address right of use assets, lease liabilities, and amortization of right of use assets due to Zegna continuing to lease from E.Z. Real Estate S.r.l.. This comment is also applicable to adjustment (AA).

Response:

In response to the first bullet point in the Staff’s comment, the Company has supplemented the disclosure on pages 206 to 207, 244, 270 to 271 and 337 of the Amended Registration Statement.

In response to the second bullet point in the Staff’s comment, the Company has revised the disclosure on pages 206 to 207 of the Amended Registration Statement.

Adjustment (M), page 191

19.

Please disclose the specific terms and conditions associated with the Escrowed Shares and quantify the key assumptions you used to determine their estimated fair value. Please also more fully explain the accounting for the shares, including, if applicable, the potential impact that changes in the per share market price of the post merger entity could have on the estimated fair value of the shares and on the pro forma financial statements.

U.S. Securities and Exchange Commission

September 30, 2021

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 199 and 213 of the Amended Registration Statement to include specific reference to the terms and conditions associated with the Escrowed Shares and the relevant key assumptions used to determine their fair value.

Further, in response to the Staff’s comment on the accounting for such shares, the Company has re-assessed the classification of the Escrowed Shares including the interaction between IAS 32 “Financial Instruments: Presentation” (“IAS 32”) and IFRS 2. We note the guidance contained in IFRS2:BC110 which states that the requirements in IAS 32, whereby some obligations to issue equity instruments are classified as liabilities, should not be applied in the IFRS on share-based payment.

As described on pages 210 to 211 of the Amended Registration Statement, the Escrowed Shares are deemed to be within in the scope of IFRS 2 as they are determined to be a deemed listing cost of the Business Combination. The Company considered the settlement conditions of the Escrowed Shares and on the basis that its obligation is to be settled in the Company’s own equity instruments instead of through a transfer of cash or other assets, have determined that the Escrowed Shares should be classified as an equity-settled share-based payment.

As a result of this reconsideration, we have updated our disclosure on pages 200 to 202 of the Amended Registration Statement.

Adjustment (O), page 192

20.

Please provide a reconciliation of the net assets of IIAC at the balance sheet date under both redemption scenarios disclosed here relative to IIAC’s historical balance sheet. We note the amounts disclosed in note (O) appear to include the additional shares to be purchased by the Sponsor.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 211 of the Amended Registration Statement.

21.

Please revise your disclosures to more clearly explain the primary reason for the material listing expense. In this regard, it appears that the material listing expense is essentially due to the fact that the fair value of the common shares being issued to the IIAC Sponsors is substantial greater than the amount the IIAC Sponsors paid to acquire their shares of IIAC.

U.S. Securities and Exchange Commission

September 30, 2021

Response:

The Company respectfully advises that, as discussed under “Accounting for the Business Combination” on pages 211 and 212 of the Amended Registration Statement, the Company has accounted for this transaction as a capital reorganization under IFRS. Zegna is the acquirer; however, IIAC does not meet the definition of a business under IFRS 3, Business Combinations. In accordance with IFRS 2, Share-based Payments, the difference between (a) the total fair value of the Company’s equity instruments deemed issued to IIAC shareholders and (b) the fair value of the identifiable net assets of IIAC is treated as a cost for the service of listing and is accounted for as a share-based payment. The Company has revised the disclosure to incorporate this information. The preliminary fair value of the Company’s ordinary shares was determined based on consideration of, amongst others, the estimated fair value of Zegna including the impact of third party valuation obtained and the fair value of the IIAC net assets.

4. Net Loss per Share, page 193

22.

Please revise the footnotes to the table to quantify any outstanding options, warrants and Earnout Shares that have been excluded from the calculations of pro forma diluted loss per share amounts because they are anti-dilutive.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 212 and 213 of the Amended Registration Statement.

Adjustment (EE), page 193

23.	Please cross-reference your disclosure to adjustment (M).

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 212 of the Amended Registration Statement.

Zegna’s Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 228

24.

When fluctuations in line items are due to more than one reason, please revise your disclosures, as applicable, to quantify each material factor that you identify as contributing to the change from period-to-period. This comment is also applicable to your disclosures related to Results by Segment on page 241.

U.S. Securities and Exchange Commission

September 30, 2021

Response:

The Company respectfully advises the Staff that it has updated its disclosures in the Results of Operations section to quantify material factors to facilitate the comprehension of the reasons for fluctuations from period-to-period. In particular, the Company has supplemented the disclosure on pages 249 to 263 of the Amended Registration Statement.

Income Taxes, page 239

25.	Please expand your disclosure to more fully explain the reason why you present your effective tax rate net of the Italian Regional Income Tax.

Response:

In response to the Staff’s comment, the Company has expanded the disclosure in the Zegna’s Management’s Discussion and Analysis of Financial Condition and Results of Operations to more fully explain why we present the effective tax rate net of IRAP, together with the total effective tax rate, on page 260 of the Amended Registration Statement.

Net Financial Indebtedness, page 246

26.

To the extent net financial indebtedness is a defined component of your debt covenants, as noted on page 248, please tell us your consideration for disclosing the actual ratio and the required ratio specified in the debt covenants.

Response:

The Company respectfully advises the Staff that it has amended the disclosure on page 268 of the Amended Registration Statement to include the required ratio specified in the debt covenants and the actual ratio at the last balance sheet dates.

Investindustrial Acquisition Corporation Audited Financial Statements Statement of Cash Flows, page F-26

27.	Please revise the supplemental disclosure of noncash investing and financing activities to include the initial fair value of the warrant liability.

U.S. Securities and Exchange Commission

September 30, 2021

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page FIN-26 of the Amended Registration Statement.

Note 2. Restatement of Previously Issued Financial Statements, page F-31

28.	It appears that the first sentence after the table on page F-32 is not complete. Please revise your disclosure as appropriate.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page FIN-32 of the Amended Registration Statement.

Ermenegildo Zegna Holditalia S.p.A Audited Consolidated Financial Statements General, page F-43

29.	Please provide updated interim financial statements and related disclosures to the extent required by Item 8.A.5 of Form 20-F.

Response:

The Company respectfully advises the Staff that interim condensed consolidated financial statements as of and for the six months ended June 30, 2021 will be included in future filings in accordance with the age of financial statement requirements of Item 8.A.5 of Form 20-F.

7. Revenues, page F-80

30.

Please tell us what consideration you have given to disaggregated revenue disclosures by product line and by sales channel. Refer to IFRS 15.114-115. It also appears to us you should revise your disclosures in MD&A related to Revenues to disclose and discuss the factors that impacted changes in revenues based on product line and sales channel during each period presented.

Response:

When determining the categories to disaggregate its revenue, the Company considered IFRS 15 paragraph 114 and 115 and the additional guidance provided in paragraph B88 of IFRS 15. In line with paragraph B88 of IFRS 15, the Company considered, amongst others, the nature and extent of disclosures presented outside its consolidated financial statements, information regularly reviewed by the chief operating decision maker (“CODM”) for evaluating the financial performance of operating segments; and other information that is used by the Company or users of its financial statements to evaluate financial performance or for making resource allocation decisions.

U.S. Securities and Exchange Commission

September 30, 2021

For each of the three years included in the consolidated financial statements of the Company in the Registration Statement, we note that the Company did not provide any quantitative IFRS 15 revenue information to its CODM by product line or by sales channel for the purposes of evaluating the financial performance of the Company, nor disclosed any such disaggregated IFRS 15 revenue information in its previously issued statutory annual reports or any other similar documents. Accordingly, IFRS 15 revenue information by product line and sales channel has not been used for the purpose of evaluating the entity’s historical financial performance or making resource allocation decisions for those periods. During such period, the Company only provided disaggregated IFRS 15 revenues by segment (Zegna and Thom Browne) and also geographic area prepared in accordance with IFRS to its chief operating decision maker and in its annual reports.

Therefore, in preparing such historical financial statements, the Company determined that, pursuant to IFRS 15, it should not present disaggregated revenues by product line or by sales channel in its financial statements as of December 31, 2020 and 2019 and for the three years ended December 31, 2020. For the same reasons, the Company determined that it should not present disaggregated revenues by such categories in the related MD&A.

General

31.

Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 23, 24, 46 to 48, 80 to 81, 104 to 105 and 122 to 123 of the Amended Registration Statement.

32.

Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

U.S. Securities and Exchange Commission

September 30, 2021

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 48, 81, 105 and 124 of the Amended Registration Statement.

33.

Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 48, 82, 106 and 124 of the Amended Registration Statement.

34.

Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 25 to 26 and 94 to 95 of the Amended Registration Statement.

35.	Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 20 and 21 of the Amended Registration Statement.

36.

Please revise the conflicts of interest discussion so that it highlights all material interests in the transaction held by the sponsor and the company’s officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.

U.S. Securities and Exchange Commission

September 30, 2021

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 134 to 137 of the Amended Registration Statement.

37.

Please expand your disclosure regarding the sponsor’s ownership interest in the target company. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 23 to 24, 46 to 47, 80, 104 and 122 to 123 of the Amended Registration Statement.

38.

Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 29 to 31 of the Amended Registration Statement.

39.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 26, 44, 102 and 334 of the Amended Registration Statement.

40.

Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

U.S. Securities and Exchange Commission

September 30, 2021

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 29 to 31 of the Amended Registration Statement.

41.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 24, 29, 47, 80, 104 and 123 of the Amended Registration Statement.

42.

It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 30 and 31 of the Amended Registration Statement.

43.

Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination. Disclose if the SPAC’s sponsors, directors, officers or their affiliates will participate in the private placement.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 20 of the Amended Registration Statement.

U.S. Securities and Exchange Commission

September 30, 2021

*                *                 *

Any questions or comments with respect to the Amended Registration Statement may be communicated to the undersigned (tel: + 1-212-558-3109 or email: millersc@sullcrom.com).

Very truly yours,

/s/ Scott D. Miller
Scott D. Miller

cc:	Dale Welcome
Anne Mcconnell
(U.S. Securities and Exchange Commission)

Gianluca A. Tagliabue
Delphine Gieux
(Ermenegildo Zegna Holditalia S.p.A.)

Andrea Cicero
(Investindustrial Acquisition Corp.)

Christian O. Nagler
Cedric Van den Borren
(Kirkland & Ellis LLP)